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                               September 15, 2022

       Craig A. Lampo
       Chief Financial Officer
       Amphenol Corporation
       358 Hall Avenue
       Wallingford, CT 06492

                                                        Re: Amphenol
Corporation
                                                            Form 10-K for
Fiscal Year Ended December 31, 2021
                                                            February 9, 2022
                                                            File No. 001-10879

       Dear Mr. Lampo:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for Fiscal Year Ended December 31, 2021

       General

   1. We note that you provided more expansive disclosure in your 2021 Sustainability Report than you provided in
your SEC filings. Please advise us what consideration you gave to providing the same type
of climate-related disclosure in your SEC filings as you provided in your 2021
Sustainability Report.
       Risk Factors, page 14

   2. Disclose the material effects of transition risks related to climate change that may affect your business,
financial condition, and results of operations, such as market trends that may alter business
opportunities, credit risks, or technological changes.
   3. Disclose any material litigation risks related to climate change and explain the potential impact to the company.
 Craig A. Lampo
Amphenol Corporation
September 15, 2022
Page 2
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
27

4. It appears you have identified climate-related projects in your Sustainability Report.
         Please tell us about and quantify past and/or future capital expenditures for climate-related projects for each of the periods for which financial statements are presented in your Form
         10-K and those planned for future periods.
5. To the extent material, discuss the indirect consequences of climate-related regulation or business trends, such as the following:
             decreased demand for goods or services that produce significant greenhouse gas emissions or are related to carbon-based energy sources;
             increased demand for goods that result in lower emissions than competing products;
             increased competition to develop innovative new products that result in lower emissions; and
             increased demand for generation and transmission of energy from alternative energy sources.
         Also, disclosure on page 23 of your Form 10-K appears to address reputational risks related to regulatory changes surrounding greenhouse gas emissions and other climate change-related laws and regulations. Tell us how you considered providing disclosure regarding reputational risks as an indirect consequence of climate-related business trends.
6. We note your disclosure on page 16 regarding the impacts of extreme weather conditions and natural disasters, including those caused by climate change. Please further discuss the physical effects of climate change on your operations and results, such as weather-related damages to your property or operations, and weather-related impacts on the cost or availability of insurance. Include quantitative information with your response for each of the periods covered by your Form 10-K and explain whether increased amounts are expected in future periods.
7. Tell us about and quantify any compliance costs related to climate change during the periods for which financial statements are presented in your Form 10-K and explain whether increased amounts are expected in future periods.
8. If material, provide disclosure about your purchase or sale of carbon credits or offsets and
FirstName LastNameCraig A. Lampo
       any material effects on your business, financial condition, and results of operations.
Comapany    NameAmphenol
       Provide                 Corporation
                us with quantitative   information regarding your purchase or
sale of carbon credits
       or offsets
September         during
           15, 2022      the2 last three fiscal years and amounts budgeted for
future periods.
                      Page
FirstName LastName
 Craig A. Lampo
FirstName
Amphenol LastNameCraig     A. Lampo
          Corporation
Comapany 15,
September  NameAmphenol
               2022         Corporation
September
Page 3     15, 2022 Page 3
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Patrick Fullem at (202) 551-8337 or Jennifer Angelini at
(202) 551-3047
with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing